Exhibit 21.1

List of Principal Subsidiaries and Variable Interest Entities

of OneSmart Education Group Limited

Subsidiaries	Place of Incorporation

OneSmart Edu Inc.	British Virgin Islands

OneSmart Edu (HK) Limited	Hong Kong

Shanghai Jing Xue Rui Information and Technology Co., Ltd.	People’s Republic of China

Variable Interest Entities:

Shanghai OneSmart Education and Training Co., Ltd.	People’s Republic of China

Shanghai Rui Si Technology Information Consulting Co., Ltd.	People’s Republic of China

Shanghai Jing Yu Investment Co., Ltd.	People’s Republic of China

Hangzhou OneSmart Education Information Consulting Co., Ltd.	People’s Republic of China